SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IMAGE SENSING SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	45244C104
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Classes of Securities)	(Underlying Common Stock))

Gregory R. L. Smith

Chief Financial Officer

Image Sensing Systems, Inc.

500 Spruce Tree Centre

1600 University Avenue West

St. Paul, Minnesota 55104

(651) 603-7700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

Michele D. Vaillancourt

Winthrop & Weinstine, P.A.

Suite 3500

225 South Sixth Street

Minneapolis, Minnesota 55402-4629

(612) 604-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12. Exhibits

Exhibit 99.1

Attached are the Notice of Annual Meeting of Shareholders and preliminary Proxy Statement (collectively, the “Preliminary Proxy Statement”) for the annual meeting of shareholders of Image Sensing Systems, Inc. (the “Company”) to be held on May 20, 2009, which contains a proposal submitted to the Company’s shareholders to approve a voluntary stock option exchange program (the “Option Exchange Program”). The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if shareholders approve the proposed Option Exchange Program.

The Option Exchange Program described in the Preliminary Proxy Statement has not commenced and will not commence unless the requisite shareholder approval is obtained at the Company’s 2009 annual meeting of shareholders. Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Document

99.1

Notice of Annual Meeting of Shareholders and preliminary Proxy Statement for the 2009 annual meeting of shareholders (incorporated by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 15, 2009).